

August 11, 2025

Mattia Tomba
Co-Chief Executive Officer
Alchemy Investments Acquisition Corp 1
850 Library Avenue, Suite 204-F
Newark, DE 19711

Re: Alchemy Investments Acquisition Corp 1
Preliminary Proxy Statement on Schedule 14A
Filed August 4, 2025

Dear Mattia Tomba:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Julia Aryeh